SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	BBVA Banco Francés has signed a share purchase agreement in connection with all its shareholdings in Consolidar Aseguradora de Riesgos de Trabajo S.A

Buenos Aires, October 6, 2011

SECURITIES EXCHANGE COMMISSION (SEC)

BBVA BANCO FRANCES S.A. is pleased to inform that on October 6, 2011 it has signed a Share Purchase Agreement with Galeno Argentina S.A. in connection with all its shareholdings in Consolidar Aseguradora de Riesgos de Trabajo S.A. The latter represent 12.5% of this company’s share capital.

Total transaction price has been fixed al U$S 59,443,136 (US dollar fifty nine million, four hundred forty three thousand and one hundred thirty six), 12.5% of which are for BBVA Banco Francés S.A.

This transaction will be closed upon receiving the pertinent authorization from the Argentine Insurance Superintendence (Superintendencia de Seguros de la Nación) and the completion for all other terms and conditions of the transfer.

Sincerely yours

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: October 6, 2011	By:	/s/ José Carlos López Álvarez
Name: José Carlos López Álvarez
Title: Chief Financial Officer